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                          August 31, 2023

       Trae Fitzgerald
       Chief Financial Officer
       Viemed Healthcare, Inc.
       625 E. Kaliste Saloom Rd.
       Lafayette, Louisiana 70508

                                                        Re: Viemed Healthcare,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 24,
2023
                                                            File No. 333-274198

       Dear Trae Fitzgerald:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              E. James Cowen, Esq.